2002 ANNUAL REPORT

the right formula

BANTA CORPORATION

critical elements of the supply chain, including materials management, final product assembly, customized kitting, testing, quality assurance, fulfillment and distribution services for the technology, pharmaceutical and medical device markets. We create value by helping customers increase supply-chain efficiencies and deliver products more cost-effectively to major world markets. Facilities in North America, Europe and Asia provide the integrated services and common technology infrastructure required for effective global execution.









SUPPLY-CHAIN MANAGEMENT

HARDWARE

Banta serves as a global outsourcing partner to the world's leading technology and medical device manufacturers. The process begins with product flow analysis, followed by the implementation of a customized plan to optimize supply-chain performance. Banta then provides services ranging from component sourcing and procurement to product assembly, packaging, customized kitting, inventory control and global distribution. Throughout the supply chain, Banta applies sophisticated information technologies to achieve superior process control, thereby increasing capacity while reducing costs, cycle times and inventory requirements.

SOFTWARE

Serving as a virtual factory for a variety of software publishers, Banta turns intellectual property into products and distributes them around the globe through channel partners or directly to end users. Software publishers turn to Banta for a complete range of services, including order entry, material sourcing, building product to demand, shipping directly to designated channels and even payment collection. The integration of Banta's information technology systems with those of the customer allows Banta to become an integral part of its clients' critically important supply-chain functions.

COMMUNICATIONS AND NETWORKING

The rapidly growing communications and networking segment includes a wide variety of products ranging from routers and DSL products to complex server components that make the Internet work. Processing these specialized products often involves assembling complex kits containing 10 to 40 separate pieces that may include print materials, CDs, cables and connectors. Global facilities in North America, Europe and Asia make Banta a leading outsourcing specialist for companies needing assembly and distribution services for their communications and networking products.

HEALTHCARE

SINGLE-USE HEALTHCARE PRODUCTS

For 30 years Banta has been a leading manufacturer and distributor of disposable healthcare and dental products. The corporation offers an extensive line of paper, gauze and film-based products, including patient exam gowns, exam table paper, equipment drapes, dental bibs, gauze sponges, headrest covers and thermometer sheaths. Global sourcing initiatives have contributed to enhanced product offerings and expansion of distribution channels. Banta's products are primarily used by physician's offices, hospitals, long-term care facilities and dental offices.

Delivering value in today's Print Sector requires going well beyond traditional printing and binding services. Publishers and direct marketers increasingly depend on Banta to orchestrate complex, mission-critical tasks that greatly exceed previous expectations. Banta's unique value-chain business model provides customers with a complete range of integrated information management solutions from content creation to distribution in any print or electronic format required. > Banta's Supply-Chain Management Sector serves as a global outsourcing partner, executing









PRINT

BOOKS

An innovative leader, Banta provides educational, trade, professional and religious publishers a unique blend of print and electronic media products, as well as value-added packaging, fulfillment, project management and distribution services. Products range from softcover books, technical manuals and business directories to specialty calendars, classroom kits and multimedia materials. An extensive network of printing, fulfillment and distribution centers allows Banta to meet the growing demand for enterprise-publishing solutions that address high-volume literature management needs.

SPECIAL INTEREST MAGAZINES

Offering a total production solution for publishers of business, association, alumni, evangelical and consumer special-interest magazines helps Banta remain a leader in the fastest-growing, most profitable segment of the magazine industry. Banta provides seamless services that include digital prepress, printing, binding, mailing, distribution and reprints as well as Web support and design. Three market focused facilities produce nearly 900 titles, optimizing workflow efficiencies while delivering the quality, cost-effectiveness, flexibility and responsiveness required by magazine publishers.

DIRECT MARKETING MATERIALS

Print personalization plays an increasingly important role in the one-to-one marketing programs of major companies. Banta leads the industry in providing consumer-targeted direct marketing materials and sophisticated in-line systems that perform printing, personalized imaging and all finishing steps such as die cuts, folds, outer envelope forming and component insertion in a single operation. These custom-developed systems allow high-volume mailers to create multicomponent packages with personalized elements ranging from text messages to store maps and bar codes.

CATALOGS

Specialty and retail catalog marketers turn to Banta for sophisticated production and distribution tools to plan, prepare, print and distribute high-quality catalogs in a variety of formats. From slick fashion catalogs to business-to-busines catalogs containing over 2,000 pages, Banta offers capabilities that streamline production while providing fast, economical distribution options. By combining digital content management technologies with demographic binding and inkje imaging systems, Banta helps catalogers capture and manage customer data to create highly personalized materials.

Banta Corporation

Banta Corporation is a technology and market leader in printing and supply-chain management. Banta provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers including advanced digital content management and e-business services. Banta's global supply-chain management business provides a wide range of outsourcing capabilities to some of the world's largest technology, pharmaceutical and medical device companies. Services range from materials management to customized kitting, fulfillment and global distribution.

2002 highlights

- Banta reports record net earnings, before charges
- Print manufacturing activity increases over 2001
- Supply-chain management sector generates record operating earnings
- Free cash flow reaches all-time high of $158 million, before charges
- Long-term debt reduced by 15%
- Balance sheet strengthens; long-term debt to total capitalization reduced to 20%
- Record low inventory levels achieved
- Stephanie A. Streeter named Chief Executive Officer; Donald D. Belcher continues as Chairman of the Board

contents

FINANCIAL HIGHLIGHTS

Dollars in thousands (except per share amounts)		2002	2001	% Change
Statement of Earnings	Net sales	$1,366,457	$1,457,935	(6.3)%
	Earnings from operations:			
	After special charges	81,643	108,409	(24.7)
	Before special charges[1]	108,443	108,409	—
	Net earnings:			
	After special charges	43,799	49,997	(12.4)
	Before special charges[1]	60,147	57,497	4.6
	EBITDA[2]	186,873	183,787	1.7
	Return on average shareholders' investment[1]	14.0%	14.8%	
Per Share	Diluted earnings per share:			
	After special charges	$ 1.71	$ 2.01	(14.9)%
	Before special charges[1]	2.35	2.31	1.7
	Cash dividends paid	.64	.61	4.9
	Book value	17.95	16.47	9.0
	Stock price range	29.30–38.91	22.93–30.92	
Balance Sheet	Working capital[3]	$ 138,909	$ 148,805	(6.7)%
	Plant and equipment at cost	913,564	908,525	0.6
	Long-term debt, excluding current maturities	111,489	130,981	(14.9)
	Shareholders' investment	453,113	407,278	11.3
	Debt to total capitalization[4]	19.7%	24.3%	

[1] Special charges consist of an investment charge in 2001 ($7.5 million or $0.30 per common share, after tax) and an asset impairment charge in 2002 ($16.3 million or $0.64 per common share, after tax).
[2] EBITDA is defined as earnings from operations before depreciation, amortization and special charges.
[3] Working capital is defined as current assets, excluding cash and cash equivalents, less current liabilities, excluding short-term debt and current maturities.
[4] Long-term debt to long-term debt and shareholders' investment.

Earnings Per Share (diluted before special charges)



$2.50
2.15
1.80
1.45
1.10
0.75
1998
1999
2000
2001
2002

Free Cash Flow (in millions)



$170
150
130
110
90
70
50
1998
1999
2000
2001
2002

Note: Free cash flow is defined as earnings from operations (before special charges) plus depreciation, less capital expenditures.



Donald D. Belcher
Chairman of the Board

Stephanie A. Streeter
President and
Chief Executive Officer

to our shareholders

Although a continuing sluggish economy presented significant challenges in 2002, the year provided many opportunities for Banta to demonstrate its dedication to customers, strong operating and financial controls, and commitment to creating shareholder value. We are particularly pleased to report that during 2002 Banta performed very well on virtually all fronts: financially, operationally and organizationally. In spite of the economy, the corporation delivered record net earnings, before special charges. Our differentiated business mix, strong market positioning and aggressive pursuit of new business also enabled Banta to report record free cash flow and a significant reduction in debt.

Including a non-cash asset impairment charge in the fourth quarter, the corporation's net earnings were $43.8 million for 2002, 12 percent lower than the $50 million in 2001. Diluted earnings per share were $1.71 in 2002 compared with $2.01 the prior year.

Excluding special charges in both years, 2002 net earnings reached a record $60.1 million, 5 percent higher than 2001, and diluted earnings per share of $2.35 equaled the record established in 2000, despite 708,000 more shares outstanding. The special charges include an asset impairment charge of $26.8 million in 2002 and a $12.5 million investment write-off in 2001. Sales for the year were $1.37 billion versus $1.46 billion in 2001.

We generated strong operating cash flow (EBITDA) of $187 million and continued to strengthen our balance sheet. We reduced long-term debt by 15 percent, lowering interest expense for the year by $2.4 million. Financially, Banta has never been stronger. The corporation's long-term debt to total capital ratio is a very healthy 20 percent, down from 24 percent last year, and our balance sheet is in excellent condition, with strong borrowing capacity. We will continue to invest in the latest technologies and capabilities, and to aggressively pursue acquisition opportunities.

We were very pleased that both Wall Street and the business media recognized Banta's performance and future growth prospects during this past year.

Banta's share price grew 6 percent in 2002, while our cash dividend provided an additional 2 percent gain for shareholders — creating a total return that compares quite favorably with our peers and the major market indexes. *Forbes* magazine again named Banta to its Platinum 400 Best Big Companies in America list, based on our short- and long-term financial performance. Also, once again this past year, *Fortune* magazine recognized Banta as one of America's Most Admired Companies. Both recognitions are a testament to our talented and dedicated employees, whose commitment to our customers and our shareholders is demonstrated every day.

This year's annual report illustrates the planning and effort necessary to create operational excellence, customer value, competitive advantage and long-term growth. Our formulas for success in these essential areas require a combination of hundreds of initiatives executed by thousands of exceptional employees who understand the positive impact their efforts have on customer satisfaction and the continuing creation of shareholder value.

print sector

Banta's print businesses performed very well despite sharply reduced advertising and promotional spending by customers. While print revenues were down 3 percent due to lower paper costs and competitive marketplace pricing, our actual print manufacturing activity grew 7 percent over 2001. This strong performance reflects a powerful sales engine that drove increases in market share and maintained high levels of plant utilization.

Our book division turned in an exceptional year. We benefited from strong activity in the educational market and growing demand for our value-added literature management services. Sales were modestly above 2001, yet the division achieved strong double-digit growth in profitability by maintaining a tight rein on costs, improving productivity and expanding its value-added service offerings.

The publications division continued to gain market share during 2002, adding more than 70 new magazine titles. Our intense focus on providing value-added services and schedule reliability for shorter-run magazine publishers further advanced our marketplace reputation. Today we print nearly 900 magazines — a net increase of 8 percent over 2001. That growth helped counter the effects of a continuing industrywide reduction in advertising pages, and contributed to the division's achievement of revenues and profitability near 2001 levels.

Banta's commercial print businesses — catalog and direct marketing — experienced mixed results this past year due to an industrywide reduction in promotional spending. Business-to-business catalog activity was good, while our consumer catalog division had a more difficult year as it coped with frequent reductions in print quantities and page counts. In January 2003, we announced a consolidation of our catalog operations, including the closing of our catalog plant in St. Paul, MN, one of Banta's oldest and least efficient print operations. Production will be consolidated at our largest and most modern catalog plant in nearby Maple Grove, MN, and at other Banta facilities with available capacity and similar production capabilities. This action will leverage our existing capacity, improve efficiencies, reduce costs and significantly improve our catalog division's operating performance, beginning in the fourth quarter of 2003. Unfortunately, the St. Paul plant closing will result in job losses. We deeply regret the impact this decision has on affected employees, and we are taking all possible steps to keep that number to a minimum.

The economy had a particularly severe impact on the results of our direct marketing unit. During the year direct marketers all too frequently reduced print quantities or cancelled entire programs, waiting for consumer confidence and the economy to improve. Despite the difficult year in this sector, we consider direct marketing to be one of our best print markets for the future. The trend toward one-to-one marketing continues to grow and our operations have established a solid reputation for technology and service excellence. We have the latest high-speed print personalization systems and some of the world's largest direct marketers as clients. As the economy strengthens and consumer confidence returns, we expect to benefit from a healthy increase in direct mail print activity.

supply-chain management

Banta's supply-chain management sector recorded strong profitability in an extremely difficult market. Technology companies account for most of our supply-chain revenues, thus we were not immune to that sector's well-publicized slowdown. Our sales declined 15 percent compared to 2001, yet our bottom-line performance was significantly better. Operating profits rose 12 percent above the prior year due primarily to a favorable product mix that included more value-added services and disciplined expense controls.

We remain optimistic about the future of this business. Our advanced systems integration capabilities and global presence allow us to strengthen ongoing customer relationships and offer solutions to an even wider range of customers and



A key element in every effective "formula for success" is a group of exceptional employees working together to deliver superior customer service. Banta's Chief Executive Officer Stephanie Streeter congratulates Book Group employees for their contribution to the division's superb 2002 performance. Back row, from left, Greg Kosciuk, Joyce Kettner and Terry Schuh. Front row, Anne Rae, Doug Fredericks, Streeter and Caryn Boehler.

prospects. We recently concluded a comprehensive study of the industry seeking the most effective strategies to maximize growth, profitability and shareholder value. As a result, we identified numerous customer prospects and are aggressively pursuing additional product opportunities both inside and outside of the pure technology sector. Our reputation for quality, reliability, superior execution and comprehensive information technology solutions provides us with important competitive advantages in this dynamic marketplace.

healthcare

Banta's disposable healthcare products business greatly improved its performance during 2002, increasing profitability and effectively positioning this division for future growth. Throughout the year, our healthcare management team focused on cost controls, production efficiencies, product quality, global sourcing initiatives and new product introductions. Margins improved during the year, as did the division's contribution to shareholder returns. We expect to grow revenues in our healthcare unit in 2003, as well as further improve operating margins.

corporate news

2002 brought a long-planned and orderly transition of Banta's senior leadership, as you will note from the fact that both of us have signed this year's letter to shareholders. Effective October 1, 2002, Stephanie A. Streeter became President and Chief Executive Officer, succeeding Donald D. Belcher as CEO. Don's leadership as Chairman and CEO spanned eight years, a period in which Banta significantly strengthened its print sector and rapidly expanded its supply-chain management business on a worldwide scale. He will continue as Chairman of the Board until his retirement in April 2004.

Also effective in October was the appointment of Larry L. Panozzo to the newly created position of Banta Print Sector President. Larry, who had been Banta Commercial Print Group President, now oversees all print operations: books, publications, direct marketing and catalogs. Concurrent with Larry's appointment was the promotion of Robert A. Kreider to Book Group President, succeeding Ronald J. Musil, who was named Executive Vice President of Banta Corporation. Ron will retire in April 2003 after 16 years of dedicated service and significant contributions to the success of the corporation.

outlook

We look forward to 2003 with confidence and cautious optimism. While the strength of the economy remains uncertain, all of our businesses are well-positioned to capitalize on future growth opportunities. Our organization, people, competitive position and prospects have never been stronger. We expect 2003 to be another solid year, with sales growth in the low- to mid-single digits, depending upon the strength and pace of the economic recovery. Earnings should also grow in the low- to mid-single digits, excluding the previously announced 2003 restructuring charge. While our outlook for the coming year is cautiously optimistic, we believe the long-term future for Banta Corporation remains bright. Thank you for your support.

Sincerely,

Donald D. Belcher
Chairman of the Board

Stephanie A. Streeter
President and
Chief Executive Officer

February 15, 2003

formulas for success

Banta is committed to delivering shareholder value regardless of economic conditions. While the corporation's powerful vision and unique business model provide the broad framework for growth, we also apply proven formulas to support our customer-driven business philosophy while driving bottom line performance. We focus on sound execution every day, knowing there is no substitute for handling business fundamentals well. This approach helped Banta again deliver solid profitability in 2002, and created the financial strength and flexibility necessary to meet future challenges. Banta's formulas for success help explain how we work to create customer value, competitive advantage, operational excellence and long-term growth.

outstanding service + unique business model = customer value

Banta's commitment to outstanding service requires anticipating customer needs and developing innovative solutions that add value. To meet this challenge, we apply our unique value-chain business model that is customer and process focused for exceptional flexibility. We can provide a comprehensive solution or apply our capabilities to a specific need. Banta's value chain begins with a variety of premedia services that prepare customers' content for print or electronic channels. Next, we manage and process digital data provided by the customer or retrieved from our sophisticated digital content management system. Then, we output the data in virtually any print or online format the customer requires. Finally, we provide a complete range of global project management services encompassing assembly, packaging, order fulfillment and worldwide distribution. > We expand and develop our value-chain products and services based on our customers' needs. Providing exceptional value and service guides everything we do from capital investments and acquisitions to employee selection and training. The end result is deeper customer relationships and greater customer satisfaction.

WYETH

Wyeth, a global pharmaceutical company producing some of today's most innovative medicines, originally began working with Banta as a printer of promotional materials. Outstanding performance encouraged Wyeth to take advantage of additional services available through our unique value chain. We worked together to streamline Wyeth's existing production, warehousing and fulfillment of print and promotional materials into a seamless supply-chain management system. The solution encompassed designing, developing and implementing a user-friendly, Web-based order entry application that tightly integrates with Banta's enterprise resource planning system to support Wyeth's 5,000 sales representatives. As a result, Wyeth has a very efficient and effective solution for managing inventory and distributing promotional materials. Our comprehensive business model and intense customer-service focus keep pace with our partner's requirements for creativity and continuous improvement, while providing a measurable reduction in inventory turns, increased efficiencies and decreased total costs.

» Among the keys to fast production and delivery of promotional materials are a Web-based order entry system for Wyeth sales representatives, and product scanning to track and speed distribution.


Wyeth


Corporation





T-MOBILE USA

T-Mobile USA, one of the fastest growing nationwide wireless carriers with more than 10 million customers, needed to keep dealers supplied with up-to-date rate plan information while minimizing obsolescence. Incumbent suppliers were unable to respond to the rapid changes in the wireless market, which forced T-Mobile to produce and warehouse large quantities of materials. Banta's CycleSPEED™ service is a just-in-time manufacturing program that assumes complete responsibility for quantity forecasting, literature production, inventory management, order processing and distribution. This service saved T-Mobile $2 million in annual obsolescence costs alone. Most important, T-Mobile can now get new rate plan information to market more quickly than the competition. Banta's solution includes an Internet-based ordering system and strategically located distribution facilities. The result is an efficient information pipeline that allows for rapid production and distribution of print materials based on actual demand.






Sony Ericsson

≫ Teamwork and talent create distinct competitive advantages for T-Mobile in the production and distribution of its wireless plan information. Team members include, clockwise from bottom left, Banta's Cary Kranes and Nancy Bullock, and T-Mobile's Senior Manager of Retail Communications Sharon Gray.



(talent + teamwork) x execution = competitive advantage

All the technologies and systems in the world mean little without highly trained, talented employees and strong teamwork. We actively recruit the best talent in the industry, then provide the training and tools to create a true competitive advantage. The result is a companywide team of skilled professionals at every level who have the technical knowledge, commitment, energy and support to exceed customer expectations. > A service approach that emphasizes internal teamwork and customer collaboration translates into exceptional execution. We believe our ability to work with customers to analyze problems and develop innovative solutions leads the industry. Whether the challenge is to optimize a customer's digital workflow, lower distribution costs or find a complete outsourcing solution, we provide the best in talent and teamwork to achieve the objective. Ideas and support come from everywhere. Among the primary sources are account review meetings that ensure an open exchange of ideas and ongoing process improvements. Putting our talent and skills together with those of the customer's allows us to jointly develop actionable plans for reaching optimum performance levels and greater competitive advantage.

efficiency x effectiveness x quality = operational excellence

Operational excellence is a Banta hallmark. Managers at every level understand the importance of fiscal and operational discipline. We manage our businesses aggressively, emphasizing stringent cost controls and appropriate staffing levels at all times. Driving operational excellence is an ongoing emphasis on efficiency, effectiveness and quality. Constant improvement in these areas together with our performance-driven culture allows us to continually decrease operating costs while delighting customers with faster throughput and top-level quality. > **Advanstar Communications** is one of the leading providers of information and communication products to targeted business and professional markets. Like virtually all business and special-interest magazine publishers, depressed advertising revenues placed a greater emphasis on ancillary revenues — list rentals, article reprints, conferences and other sources. In response, Banta developed a reprint services program that capitalized on our operational efficiencies while expanding the single-source concept. As the printer for 84 Advanstar magazine titles, we are able to harness the power of its 100 percent digital workflow to quickly and efficiently repurpose the publisher's magazine articles into revenue-building reprints. We continue to develop new value-added services that help publishers like Advanstar turn more prospects into customers.

PC MALL

PC Mall, a rapid response supplier of technology solutions for consumers, business, government and education, has the daunting task of producing and distributing approximately two million catalogs per week in five different versions. Minimizing cycle time is obviously critical, and PC Mall asked Banta to help develop faster production times. By applying our analytical skills, technical and operational excellence, Banta added efficiencies to the production and distribution process from digital workflow optimization to better mail tracking. We also improved quality with new color management standards and collaborated with outside vendors to create a unique imaging format used to personalize PC Mall's back covers with the customer's name or targeted messages. In keeping with our pursuit of operational excellence, improvement efforts continue with plans for remote proofing and other production advancements.

» Banta's advanced printing, mail sorting and distribution services ensure on-time and cost-efficient delivery of Advanstar magazines and PC Mall catalogs. Top right, Banta employee Mike Scherbing checks paper tension on a web press at Banta Catalog-Minneapolis.




Golfdom




Art Business
Collectors
Artistic Value



iomega
Zip
250



IOMEGA CORPORATION

Iomega Corporation, a global leader in reliable portable data storage, selected Banta to help manage European customer service, supply-chain management, assembly and distribution for its popular Iomega® Zip® drives. Our *multilingual customer service facility in the Netherlands* supports order desk requirements while providing Iomega with a single point of contact for account management. Based on forecasts received from Iomega's global planning system, we manage all inventories, and manufacture and distribute products from our Apeldoorn facility to nine hub locations. Services include product assembly and serial number tracking throughout the distribution process. We transmit this information to Iomega's data warehouse for quality management and service warranty validation. Our innovative outsourcing programs provide world-class performance, create significant savings in customer service, manufacturing and warehousing, and position both Iomega and Banta for long-term growth.

« Banta's European supply-chain operations provide innovative outsourcing solutions for a host of products, including Iomega's popular Zip® drives. Fabriana Beringer packs computer disk drives at Banta's facility in Apeldoorn, Netherlands.



(vision + values) x performance = long-term growth

Prospering for more than 100 years doesn't happen by accident. Our solid performance and attractive long-term growth prospects result from deeply rooted company values, coupled with a clear vision of the future and the ability to perform at world-class levels. Our commitment to a values-based management approach means that we do business with integrity, honesty and accountability every day. This commitment manifests itself in many ways, from being named to *Fortune* magazine's Most Admired Companies in America list for the second consecutive year to being designated a preferred supplier by some of the world's largest companies. Strong fundamental values help us develop long-term trust-based relationships with customers, shareholders and employees. > Our vision lends further substance to exciting growth prospects for the years ahead. A companywide resolve to becoming a global leader in the capture, management and distribution of our customers' information helps us focus on niche growth markets and expand our service offerings as a single-source provider. Customers around the globe rely on the power of Banta's extraordinary range of products and services to gain competitive advantages. Most important, we continue to invest in the talent, technologies and training necessary to ensure optimum performance for our customers, and long-term growth for our shareholders and employees.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Not covered by report of independent auditors

Dollars in thousands (except per share amounts)		2002	2001	2000	1999	1998
Summary of Earnings[1]	Net sales	**$1,366,457**	$1,457,935	$1,537,729	$1,315,278	$1,372,796
	Net earnings:					
	After special charges	**43,799**	49,997	58,743	16,010	52,940
	Before special charges[2]	**60,147**	57,497	58,743	54,510	52,940
	Diluted earnings per common share:					
	After special charges	**1.71**	2.01	2.35	.59	1.80
	Before special charges[2]	**2.35**	2.31	2.35	2.01	1.80
	Dividends paid per common share	**.64**	.61	.60	.56	.51
Financial Summary	Working capital[3]	**138,909**	148,805	194,064	178,471	174,596
	Net plant and equipment	**277,971**	324,984	344,261	327,350	318,635
	Total assets	**805,264**	788,046	854,524	773,344	769,966
	Long-term debt, excluding current maturities	**111,489**	130,981	179,202	113,520	120,628
	Interest expense	**11,343**	13,720	16,754	12,362	10,825
	EBITDA[4]	**186,873**	183,787	190,537	171,582	164,407
	Shareholders' investment	**453,113**	407,278	370,912	353,775	409,931
	Book value per share of common stock[5]	**17.95**	16.47	15.10	13.70	14.51

[1] All years comprised 52 weeks.
[2] Special charges consist of restructuring charges in 1999, the investment write-off in 2001 and the asset impairment charge in 2002.
[3] Working capital is defined as current assets, excluding cash and cash equivalents, less current liabilities, excluding short-term debt and current maturities.
[4] EBITDA is defined as earnings from operations before depreciation, amortization and special charges.
[5] Book value per share of common stock is based on shares outstanding at year-end.

EBITDA[4] *(in millions)*



$200
175
150
125
100
75
1998
1999
2000
2001
2002

Dividends Per Share



$.70
.60
.50
.40
.30
1998
1999
2000
2001
2002

overview

Banta Corporation (the "Corporation") is a technology and market leader in its two primary business segments, print and supply-chain management. The Corporation provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers, including catalogs, publications, product brochures, literature management, educational materials and e-business services. The Corporation's global supply-chain management businesses provide a wide range of outsourcing capabilities to the world's largest technology companies. Services range from component procurement, product assembly and packaging to inventory control and global distribution. In addition to its primary segments, the Corporation's healthcare segment produces and sources disposable products used in outpatient clinics, dental offices and hospitals.

highlights

Results for 2002 included the following:

- Strong operating performance in a challenging economic environment, including record earnings and earnings per share that equaled the record set in 2000, before giving effect to a fourth quarter asset impairment charge
- Excellent cash flow position due to aggressive cost controls, reduced capital expenditures and effective working capital management
- Solid operating performance within the print segment, despite the challenges presented by reduced advertising and promotional spending
- Continued improvements in operating margin and earnings within the supply-chain management segment
- Higher operating margins for the healthcare segment due to continued increases in global sourcing and numerous manufacturing initiatives

Net sales for 2002 were $1.37 billion, a 6% decrease from the prior-year sales of $1.46 billion. Print segment sales of $977 million for 2002 were approximately $32 million, or 3%, below the prior-year net sales of $1.0 billion. Lower sales within this segment were the result of an approximate 10% reduction in paper prices, which reduced revenues by about $30 million. The cost of paper is passed through to the customer and variations in paper prices do not significantly impact the Corporation's margins on print segment sales. In addition, print segment sales were impacted by a very competitive pricing climate resulting from excess capacity in the industry. Supply-chain management segment sales for 2002 of $293 million were 15% lower than the prior-year sales of $346 million, which reflects the continuing softness in the technology sector.

Despite the reduction in net sales, gross earnings as a percentage of sales improved to 22.2% in 2002 compared to 20.4% in 2001. Contributing to this increase were improved operating efficiencies, aggressive cost control measures and changes in product mix.

Earnings from operations for 2002 were $81.6 million, a reduction of 25% from the $108.4 million in 2001. Net earnings in 2002 of $43.8 million were down 12% from the $50.0 million in 2001. Diluted earnings per share were $1.71, a decrease of 15% from $2.01 in the prior year.

Earnings from operations for 2002 of $108.4 million were consistent with the $108.4 million in 2001, before the asset impairment charge. Excluding the asset impairment charge, net earnings of $60.1 million for 2002 were 5% higher than the prior-year earnings of $57.5 million. The 2001 results exclude the Xyan.com, Inc. ("Xyan.com"), investment write-off of $12.5 million ($7.5 million, after tax). Diluted earnings per share, before these charges, in 2002 of $2.35 were 2% higher than the $2.31 per share for 2001 and equaled the record attained in 2000.

The Corporation recorded a non-cash impairment charge of $26.8 million during the fourth quarter of 2002 ($16.3 million or $0.64 per diluted share, after tax). The impairment charge related to a reduction in the asset carrying value of the Corporation's digital content management software product, write-off of an investment in a Mexican joint venture, a reduction in goodwill associated with a past acquisition, and updated valuations on other long-lived assets. In the first quarter of 2001, the Corporation wrote-off the cost of its minority interest in Xyan.com in response to its filing for bankruptcy. This write-off resulted in a non-operating, non-cash charge of $12.5 million ($7.5 million or $0.30 per diluted share, after tax).

Aggressive cost controls and reduced capital expenditures implemented early in 2001 continued in 2002. These actions were taken due to softness in the economic environment. In management's judgment, none of the actions taken jeopardizes the Corporation's ability to respond quickly to future growth opportunities. Manufacturing expenses were effectively managed without significant layoffs while working capital requirements reached the lowest level in recent history. These factors contributed to record free cash flow before special charges in 2002, the reduction of $26 million of long-term debt and a $2.4 million reduction in interest expense.

Earnings from operations as a percentage of net sales ("operating margin") for the print segment decreased slightly from 9.3% in 2001 to 9.0% in 2002, before the asset impairment charge. Excess capacity in the commercial print portions of the segment led to strong downward pricing pressures. This was partially offset by improved operational efficiencies and cost-containment efforts.

In the supply-chain management segment, operating margin improved from 7.1% in 2001 to 9.5% in 2002. This improvement in operating margin was primarily due to a higher proportion of value-added content in the product mix, aggressive cost-control measures, cessation of contractual royalty payments and elimination of an underperforming facility.

The Corporation's healthcare segment continued to realize the benefits of a series of global and domestic manufacturing initiatives, which reduced costs and provided lower-priced product options for customers. As a result of these efforts, operating margins increased from 9.3% in 2001 to 10.6% in 2002.

subsequent event

On January 28, 2003, the Corporation announced a restructuring involving its consumer catalog business and a realignment of operating activities within its supply-chain management sector. The plan, which will be implemented in 2003, is expected to consolidate certain operations, leverage existing capacity, improve efficiencies and reduce costs. Implementation of the plan will result in a pre-tax charge totaling $15 million to $18 million, the majority of which is expected to be incurred in the second and third quarters of 2003. The plan is expected to generate annual savings of $8 million to $10 million, beginning in 2004, with modest benefit expected late in 2003's fourth quarter.

net sales

2002 COMPARED TO 2001

Print segment net sales of $977 million for 2002 were $32 million, or 3%, lower than the prior-year total of $1.0 billion. However, overall print volume (net impressions printed) in 2002 was up 7% over the prior year. The decrease in print segment net sales was primarily related to lower paper prices during 2002 compared to the prior year, which reduced sales by approximately $30 million. For the full year, paper prices decreased on a composite average by approximately 10%. Paper prices are influenced by world pulp prices, capacity utilization and the strength of the dollar. As is customary in print markets, the customer generally absorbs fluctuations in paper prices. Paper prices are estimated to remain stable during the first half of 2003 with moderate increases expected toward the end of the year. In addition, print segment sales were impacted by a very competitive pricing climate resulting from excess capacity in the industry.

Net sales for the print segment operating units, as a percent of total print segment sales, were as follows:

	2002	2001	2000
Book	37%	33%	33%
Catalog	22	22	22
Direct Marketing	19	22	21
Publications	18	19	19
Other	4	4	5
	100%	100%	100%

Book operating unit sales for 2002 were approximately 3% higher than the prior year due to strong activity in the educational and literature management markets. The trend toward customized textbooks, which results in shorter run lengths, increased versioning and just-in-time delivery, is consistent with the book operating unit's manufacturing capabilities. These capabilities also support the Corporation's literature management services, which are expanding to serve a broader range of customers, including healthcare, telecommunications, retail and financial services businesses. These trends helped to offset the impact of lower paper prices in the book market.

Catalog operating unit sales decreased slightly in 2002 due to paper price reductions. Sales of direct marketing materials were approximately 12% below the levels of the prior year due to significantly reduced advertising and promotional spending, lower paper prices and the dampening effect of a postal increase. Retailers, consumer package goods companies and several financial service companies have reduced both the number of mailings and amount of pieces mailed. At the same time, commercial print price levels have been driven down by excess industry capacity. In the publications operating unit, sales were also slightly down due to a reduction in magazine page counts resulting from a weak advertising environment and an unusually high incidence of magazine attrition. On average, page counts for the Corporation's customers were approximately 10% lower than the prior year. In any given year, page count levels tend to vary based on economic growth trends. Despite the high incidence of magazine attrition and the operating environment within the magazine market, the Corporation increased the number of magazines it prints to nearly 900 titles, an increase of 8% over the prior year.

Supply-chain management segment sales were $293 million in 2002, a decrease of 15% from 2001. Softness in the technology sector continues to exert downward pressure on revenues in this segment. Although full-year revenue for supply-chain management was below the prior year, fourth quarter 2002 sales were encouraging, as they equaled the prior year.

Healthcare segment sales for 2002 of $97 million were 6% below the prior year, due primarily to lower prices on foreign-sourced products.

2001 COMPARED WITH 2000

Print segment net sales of $1.0 billion for 2001 were $91 million, or 8% lower than the prior-year total of $1.1 billion. The decrease in print segment net sales was primarily due to a softer economy and lower paper prices during 2001 compared to the prior year.

Book market net sales for 2001 were approximately 14% lower than the prior year due in part to lower textbook adoption activity and the reduction in paper prices. In addition, expectations for additional federal and state funding for education in 2001 did not materialize as projected, resulting in excess publisher inventories and lower sales for the first half of 2001 compared to the prior-year period. Fewer textbook adoptions during 2001 also resulted in a reduction in educational component sales, which are influenced by the sales and marketing activities to school systems during adoption periods.

Catalog market net sales and net sales for direct marketing materials were modestly below the levels of the prior year primarily due to reduced paper prices. Through a targeted sales effort to increase business with small- to mid-size business and consumer catalog customers and maintain a high customer retention rate, the Corporation partially offset the impact of business-to-business biennial catalogs not being printed in 2001. Sales of direct marketing materials benefited from increased demand for one-to-one marketing solutions, which enhanced demand for the Corporation's inline imaging and personalization services.

Net sales in the magazine market decreased in 2001 due to paper price reductions, an unusually high incidence of magazine attrition and a reduction in page counts resulting from a weak advertising environment. On average, page counts for 2001 were approximately 10% lower than the prior year. Despite the high incidence of magazine attrition and the operating environment within the magazine market, the Corporation increased the number of magazines it printed in 2001 to over 800 titles.

Supply-chain management segment sales were $346 million in 2001, an increase of 3% from 2000 sales. Expansion of existing customer relationships within European and Asian facilities offset a softening of sales to technology customers in the U.S. Although full-year revenue for supply-chain management was slightly above the prior year, fourth quarter 2001 sales, which were heavily influenced by a weakening in the technology sector, were 21% below the prior-year fourth quarter. Higher sales during the fourth quarter of 2000 were due to the inventory build requirements to support the start-up of the Corporation's European and Asian facilities.

Healthcare segment sales for 2001 of $103 million were slightly above the prior year. The increase in healthcare sales was primarily due to volume increases for medical and dental paper and film products, which more than offset reductions in material costs and lower per unit prices for products sourced globally.

earnings from operations

2002 COMPARED WITH 2001

Earnings from operations for 2002 were $81.6 million, a reduction of 25% from the $108.4 million in 2001. Both the supply-chain management and healthcare segments had improved earnings from operations in 2002 as compared with 2001, while the print segment earnings were below the prior year. Gross margins increased from 20.4% in 2001 to 22.2% in 2002, primarily due to changes in product mix, improved operating efficiencies and aggressive cost control measures.

Earnings from operations for 2002 were flat compared to the prior year at $108.4 million, before the asset impairment charge taken in the fourth quarter of 2002. Operating margins before the charge increased from 7.4% in 2001 to 7.9% in 2002.

Print segment earnings from operations for 2002 were $88.0 million, 6% lower than the prior year's $93.8 million, before the asset impairment charge. Operating margins for the print segment were 9.0% for 2002 compared to 9.3% for 2001, before the asset impairment charge. The reductions in earnings and operating margins were primarily the result of increased pricing pressures. The Corporation sought to offset the impact of these competitive pressures by aggressively managing costs by balancing facility staffing with plant utilization requirements.

Earnings from operations for the supply-chain management segment increased to $27.8 million in 2002 compared with $24.7 million in 2001 and operating margins increased to 9.5% compared with 7.1% in the prior year. This improvement in operating margin was primarily due to a higher proportion of value-added content in the product mix, aggressive cost-control measures, cessation of contractual royalty payments and elimination of an underperforming facility.

Healthcare earnings from operations for 2002 were $10.3 million compared with the prior year's $9.5 million. Operating margins for 2002 were 10.6% compared with 9.3% for 2001. The 2002 operating margins were positively impacted by the continuing global and domestic manufacturing and sourcing initiatives.

2001 COMPARED WITH 2000

Consolidated earnings from operations for 2001 decreased 6% to $108.4 million compared with the prior year's $114.8 million. Both the supply-chain management segment and healthcare business recorded double-digit percentage increases in earnings while the print segment was below the prior year.

Consolidated operating margins of 7.4% for 2001 were comparable to the prior-year operating margins. Gross margins increased from 20.2% in 2000 to 20.4% in 2001 primarily due to changes in product mix, improved operating efficiencies and aggressive cost control measures.

Print segment earnings from operations for 2001 were $93.8 million, 12% lower than the prior year's $106.2 million. Operating margins for the print segment were 9.3% for 2001 compared to 9.7% for 2000. The reductions in earnings and operating margins were primarily the result of the lower sales volume within the educational and magazine markets. Lower equipment utilization within these markets was partially offset by improved utilization of in-line imaging equipment within the direct marketing business and improved operational efficiencies within the consumer catalog business. The Corporation also aggressively managed costs by balancing facility staffing with plant utilization requirements.

Earnings from operations for the supply-chain management segment increased to $24.7 million in 2001 compared with $20.7 million in 2000 and operating margins increased to 7.1% compared with 6.2% in the prior year. These improvements were primarily due to a level cost structure during 2001 as compared with 2000. Operating expenses in 2000 included start-up costs at the Corporation's European and Asian facilities.

Healthcare segment earnings from operations for 2001 were $9.5 million compared with the prior year's $7.2 million. Operating margins for 2001 were 9.3% compared with 7.1% for 2000. The 2001 operating margins were positively impacted by the domestic manufacturing and global sourcing initiatives undertaken in 2000, which included establishing a management office in Hong Kong and forming supply relationships in Asia and Mexico. The earnings from operations in 2000 were lower as a result of the start-up costs associated with these initiatives.

impairment and investment charges

The Corporation recorded a non-cash impairment charge of $26.8 million during the fourth quarter of 2002 ($16.3 million or $0.64 per diluted share, after tax). The impairment charge included a $9.8 million reduction in the carrying value of the Corporation's digital content management software product, based on an analysis of future cash flow projections for the product. The charge also includes a $7.4 million write-off of an investment in a Mexican joint venture; a reduction of $2.2 million of goodwill associated with a past acquisition; a $3.9 million reduction in the carrying value of assets held-for-sale in the print segment; and updated valuations on other long-lived assets.

Xyan.com filed for Chapter 11 bankruptcy on March 31, 2001, as a result of its inability to obtain additional financing for its continued operation, coupled with unfavorable operating results due to the economic downturn in its markets. In response to Xyan.com's filing for bankruptcy, the Corporation wrote-off the cost of its minority interest in Xyan.com in March 2001. This write-off resulted in a non-operating, non-cash charge of $12.5 million ($7.5 million or $.30 per diluted share, after tax).

interest expense and other expense

Interest expense of $11.3 million in 2002 was $2.4 million lower than the prior-year interest expense of $13.7 million. This decrease was primarily due to reduced short-term and long-term debt levels. By effectively managing working capital related to receivables and inventories, and reducing capital expenditures, the Corporation eliminated all commercial paper borrowings by the end of 2001. Average commercial paper borrowings during 2001 were $21.3 million, with a weighted-average interest rate on such borrowings of 5.2%.

Interest expense decreased from $16.8 million in 2000 to $13.7 million in 2001. This decrease was due to reduced debt levels and lower interest rates.

Other income for 2002 was approximately $1.5 million higher than the prior year due to increased interest income on cash balances, the elimination of goodwill amortization expense and other miscellaneous income. Other expense for 2001 was $1.4 million lower than 2000, due to reduced interest income on cash balances and higher miscellaneous expenses.

provision for income taxes

Effective income tax rates were 39.0%, 39.2% and 39.2% in 2002, 2001 and 2000, respectively. The small reduction in the effective tax rate in 2002 was due to lower tax rates on earnings of the European and Asian operations.

net earnings

The Corporation's net earnings were $43.8 million for 2002, 12% lower than the $50.0 million in 2001. Diluted earnings per share were $1.71 in 2002 compared with $2.01 the prior year. This decrease is the result of the asset impairment charge recorded in the fourth quarter of 2002.

Excluding the previously discussed charges in both years, the Corporation's net earnings for 2002 of $60.1 million, or $2.35 per diluted share, were 5% higher than the $57.5 million, or $2.31 per diluted share for 2001. This increase is primarily the result of higher operating margins in certain business segments and lower interest expense.

liquidity and capital resources

The Corporation has historically met its long-term debt financing needs by periodically issuing unsecured promissory notes to institutional investors on a private placement basis. The Corporation did not incur any long-term borrowings in 2002 or 2001. Of the $130.9 million of total long-term debt outstanding at the end of 2002, including current maturities, $19.4 million matures in 2003 with the remaining balance maturing at varying intervals through 2015.

The Corporation has historically raised short-term funds by selling commercial paper. Such borrowings are supported by a credit facility with a total borrowing capacity of $105 million. Due to the Corporation's strong cash position, there were no short-term borrowings or commercial paper back-up during 2002 under this facility. Average outstanding short-term borrowings during 2001 were $21.3 million. This decrease in short-term debt levels was due to aggressively managing working capital requirements and reducing planned capital expenditures. Management believes the Corporation's liquidity continues to be strong and the degree of leverage allows the Corporation to finance, at attractive borrowing rates, its capital expenditures and other investment opportunities that may arise for the foreseeable future.

During 2002, working capital, excluding cash and current maturities of long-term debt, decreased by approximately $10 million. This improvement was primarily due to aggressive management of inventories and receivables and lower sales volume for the print segment. Year-end receivables decreased an additional 1% from the already low balances at the 2001 year-end and inventories were down an additional 2%. Through aggressively managing the asset base, the Corporation reached the lowest level in recent history of material inventory days on hand.

During 2002, the Corporation repurchased 112,000 shares of its common stock at an aggregate price of $3.4 million. During 2001, no shares of the Corporation's common stock were repurchased. The share repurchase program, authorized by the Corporation's Board of Directors during 1998 and expanded during 1999, has in excess of $80 million in authority remaining for future share repurchases. The Corporation may continue its repurchase of shares in the future pursuant to this authorization if market conditions warrant. Any future stock repurchases are expected to be funded by a combination of cash provided from operations and short-term borrowings.

The Corporation's capital expenditures were $31 million in 2002 compared to $50 million in 2001. The Corporation is committed to maintaining modern, efficient plants and to providing customers with enhanced supply-chain management services, and new printing and digital imaging technologies. Though planned expenditures in 2002 and 2001 were reduced from historical spending levels as a result of a decrease in anticipated capacity requirements, the Corporation believes that this reduction and other cost-cutting initiatives will not diminish its ability to respond to increasing demand as the economy strengthens. Preliminary plans for 2003 are for capital expenditures projected in the range of $75 million to $90 million. Capital expenditures are expected to be funded by cash provided from operations and short-term borrowings.

At December 28, 2002, the Corporation has the following contractual obligations. These obligations are discussed in more detail in Notes 5 and 9 to the Consolidated Financial Statements. The Corporation has no off-balance sheet arrangements.

	Payments Due by Period				
Contractual Obligations (dollars in thousands)	Total	Less than 1 year	1-3 years	4-5 years years	After 5
Long-Term Debt Obligations	$130,156	$19,251	$50,082	$22,389	$38,434
Capital Lease Obligations	710	126	287	297	—
Operating Leases Obligations	93,422	18,234	27,628	18,122	29,438
Total Contractual Cash Obligations	$224,288	$37,611	$77,997	$40,808	$67,872

pending litigation

The Corporation is a defendant in an action commenced by the creditors' committee in the Xyan.com bankruptcy matter. The claim relates to transactions that occurred in 2001 in which the Corporation acquired certain assets from Xyan.com. The creditors' committee is currently seeking recovery of approximately $4 million to $6 million. The Corporation is also involved in litigation relating to its proposed acquisition of Singapore-based Mentor Media Ltd. (Mentor). The Corporation in June 2002 entered into agreements to acquire Mentor for approximately $70 million. The Corporation has filed an action in Singapore seeking to terminate these agreements based on misrepresentations and failure of conditions precedent. The Corporation believes that it has meritorious grounds in both cases to obtain results that are favorable to the Corporation. However, in the event that one or both cases were decided in a manner unfavorable to the Corporation, such result could adversely impact the Corporation's results of operations or financial condition.

In the ordinary course of its business, the Corporation is also involved in other litigation matters. Based on the Corporation's assessment of these matters and on the existing reserves provided for them, the Corporation does not believe that any of these matters, either individually or in the aggregate, will have a material adverse effect on its results of operations or financial condition.

outlook

Expectations on a consolidated basis for the full-year 2003 are for growth in sales, with growth rates in the low- to mid-single digits, depending on the timing and pace of the economic recovery. Expectations are for growth in earnings, excluding the $15 million to $18 million restructuring charge expected to be incurred in 2003, with growth rates in the low- to mid-single digits.

critical accounting policies

The Corporation's accounting policies are described in Note 1 to the Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and footnotes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Corporation's consolidated financial statements include estimates as to the recovery of receivables and the realization of inventories, plant and equipment, and goodwill. Significant assumptions are also used in the determination of liabilities related to pension and postretirement benefits, income taxes and environmental matters. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial assumptions. The Corporation re-evaluates these significant factors as facts and circumstances dictate. Historically, actual results have not differed significantly from those determined using the estimates described above.

The Corporation believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

- *Revenue Recognition.* Revenues are recognized on products shipped to unaffiliated customers when the risk of loss transfers or when services are performed. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition" provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues. In addition, revenues in the supply-chain management segment are recognized in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Each major contract is evaluated based on various criteria, with management judgment required to assess the importance of each criterion in reaching the final decision.
- *Goodwill.* The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001. Under SFAS No. 142, goodwill is no longer amortized, but is reviewed for impairment on an annual basis. In connection with the adoption of SFAS No. 142, the Corporation completed the first step of the transitional goodwill impairment test, which required the Corporation to compare the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. Based on this analysis, the Corporation concluded that no impairment existed at the time of adoption and, accordingly, the Corporation did not recognize any transitional impairment loss.

  The Corporation completed the annual impairment tests in the fourth quarter of 2002. This analysis is based on the comparison of the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. Based on this analysis, the Corporation determined that goodwill for one of the reporting units was impaired and, accordingly, the Corporation recognized a goodwill impairment charge in the fourth quarter of 2002 of $2.2 million.
- *Retirement benefits.* The Corporation has significant pension and postretirement benefit costs that are developed from actuarial valuations. The valuations reflect key assumptions regarding, among other things, discount rates, expected return on plan assets, retirement ages and years of service. Consideration is given to current market conditions, including changes in interest rates and investment returns, in making these assumptions. Changes in these assumptions will affect the amount of pension and postretirement expense recognized in future periods. The Corporation recognized pension and postretirement benefit expense of $3.5 million, $4.1 million and $3.4 million in 2002, 2001 and 2000, respectively.

  As of December 28, 2002, the Corporation's pension plans had benefit obligations of $128.2 million as compared to plan assets of $101.7 million. Approximately $11.1 million of the total $26.5 million of benefit obligations in excess of plan assets is related to a non-qualified supplemental retirement plan, which is not funded. The Corporation elected to contribute approximately $12.0 million to the qualified pension plan in 2002 to maintain the funded status of the plan at a level comparable to recent years.

accounting pronouncements

During 2002, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," and SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure." SFAS No. 143 will become effective for the Corporation in 2003. Adoption of this statement is not expected to have a material impact on the Corporation's consolidated financial statements. The provisions of SFAS No. 144, which was adopted on December 30, 2001, were applied by the Corporation in the determination of certain components of the asset impairment charge recorded in 2002. The Corporation will apply the provisions of SFAS No. 146, which is effective for exit or disposal activities initiated after December 31, 2002, to the restructuring announced in the first quarter of 2003. Effective December 28, 2002, the Corporation made the disclosures required under SFAS No. 148.

risk management

The Corporation is exposed to market risk from changes in interest rates and foreign exchange rates. At December 28, 2002, the Corporation had no outstanding borrowings against its lines of credit with banks and minimal floating rate long-term debt. Since essentially all long-term debt is at fixed interest rates, exposure to interest rate fluctuations is immaterial. Disclosure relating to the fair value of long-term debt is included in Note 1 to the Consolidated Financial Statements.

Portions of potential market risk associated with changes in foreign-currency exchange rates are considered in contractual arrangements with customers. The Corporation also manages foreign-currency exchange rate exposure by utilizing some natural hedges to mitigate a portion of its transaction and commitment exposures, and may utilize forward contracts in certain situations. Based on the Corporation's overall foreign-currency exchange rate exposure at December 28, 2002, a 10% change in foreign-currency exchange rates would not have had a material effect on the Corporation's financial position, net earnings or cash flows.

forward looking statements

The foregoing Management's Discussion and Analysis as well as other portions of this Annual Report to Shareholders includes forward-looking statements. Statements that describe future expectations, plans or strategies (including, without limitation, earnings and performance projections) are considered forward looking. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results are described on page 36 of this Annual Report to Shareholders.

CONSOLIDATED BALANCE SHEETS

December 28, 2002, and December 29, 2001

Dollars in thousands	2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$154,836	$ 65,976
Receivables, less reserves of $6,582 and $7,084, respectively	212,988	215,505
Inventories	69,388	71,079
Prepaid expenses	5,731	4,898
Deferred income taxes	17,207	16,158
	460,150	373,616
Plant and Equipment:		
Land	8,905	9,075
Buildings and improvements	146,503	136,716
Machinery and equipment	758,156	762,734
	913,564	908,525
Less accumulated depreciation	(635,593)	(583,541)
	277,971	324,984
Other Assets	4,403	25,645
Goodwill	62,740	63,801
	$805,264	$788,046
Liabilities and Shareholders' Investment		
Current Liabilities:		
Accounts payable	$102,635	$ 98,391
Accrued salaries and wages	36,258	32,218
Other accrued liabilities	27,512	28,226
Current maturities of long-term debt	19,377	25,915
	185,782	184,750
Non-current Liabilities:		
Long-term debt	111,489	130,981
Deferred income taxes	13,679	21,080
Other liabilities	41,201	43,957
	166,369	196,018
Commitments and Contingencies (Notes 6 and 9)		
Shareholders' Investment:		
Preferred stock	—	—
Common stock (28,503,446 and 27,874,263 shares issued, respectively)	2,850	2,787
Amount in excess of par value of stock	20,003	3,366
Accumulated other comprehensive loss	(2,126)	(10,914)
Treasury stock, at cost (3,256,400 and 3,144,400 shares, respectively)	(70,175)	(66,814)
Retained earnings	502,561	478,853
	453,113	407,278
	$805,264	$788,046

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

Dollars in thousands (except earnings per share)	2002	2001	2000
Net sales	**$1,366,457**	$1,457,935	$1,537,729
Cost of goods sold	**1,062,968**	1,159,822	1,227,254
Gross Earnings	**303,489**	298,113	310,475
Selling and administrative expenses	**195,046**	189,704	195,682
Asset impairment charge	**26,800**	—	—
Earnings from Operations	**81,643**	108,409	114,793
Interest expense	**(11,343)**	(13,720)	(16,754)
Write-off of investment	—	(12,500)	—
Other income (expense), net	**1,501**	8	(1,396)
Earnings Before Income Taxes	**71,801**	82,197	96,643
Provision for income taxes	**28,002**	32,200	37,900
Net Earnings	**$ 43,799**	$ 49,997	$ 58,743
Basic Earnings Per Share of Common Stock	**$ 1.74**	$ 2.03	$ 2.35
Diluted Earnings Per Share of Common Stock	**$ 1.71**	$ 2.01	$ 2.35

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

Dollars in thousands	2002	2001	2000
Cash Flows from Operating Activities			
Net earnings	$ 43,799	$ 49,997	$ 58,743
Adjustments to reconcile net earnings to cash provided by operating activities, net of acquisitions:			
Depreciation and amortization	78,430	75,378	75,744
Deferred income taxes	(8,450)	(3,114)	4,217
Asset impairment charge	26,800	—	—
Restructuring charges paid	(1,086)	(1,318)	(5,153)
Write-off of investment	—	12,500	—
Change in assets and liabilities, net of effects of acquisitions:			
Decrease (increase) in receivables	2,517	33,170	(25,532)
Decrease (increase) in inventories	1,691	37,030	(19,191)
Decrease (increase) in prepaid expenses	(833)	738	1,424
Decrease (increase) in other assets	(3,146)	(2,374)	1,711
(Decrease) increase in accounts payable and accrued liabilities	7,235	(24,798)	37,352
Other, net	1,317	1,434	(3,358)
Cash provided by operating activities	148,274	178,643	125,957
Cash Flows from Investing Activities			
Capital expenditures	(30,785)	(50,169)	(80,548)
Proceeds from sale of plant and equipment	4,685	1,771	1,689
Business acquisitions, net of cash acquired	—	—	(11,547)
Other	(1,331)	(2,574)	(13,951)
Cash used for investing activities	(27,431)	(50,972)	(104,357)
Cash Flows from Financing Activities			
Payments on short-term debt, net	—	(46,863)	(45,636)
Proceeds from issuance of long-term debt	—	—	70,000
Payments on long-term debt	(26,030)	(30,811)	(6,924)
Proceeds from exercise of stock options	13,487	3,339	43
Dividends paid	(16,079)	(15,020)	(15,050)
Repurchase of common stock	(3,361)	—	(24,024)
Cash used for financing activities	(31,983)	(89,355)	(21,591)
Net increase in cash and cash equivalents	88,860	38,316	9
Cash and cash equivalents at beginning of year	65,976	27,660	27,651
Cash and cash equivalents at end of year	$154,836	$ 65,976	$ 27,660
Cash payments for:			
Interest, net of amount capitalized	$ 11,492	$ 13,392	$ 16,583
Income taxes	31,180	25,905	38,777

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

For the Years Ended December 28, 2002, December 29, 2001, and December 30, 2000

Dollars in thousands	Common Stock Shares Issued	Common Stock Par Value	Amount in Excess of Par Value of Stock	Accumulated Other Comprehensive Loss	Treasury Stock	Retained Earnings	Total
Balance, January 1, 2000	27,709,103	$2,771	$ —	$(6,389)	$(42,790)	$400,183	$353,775
Net earnings						58,743	58,743
Cumulative foreign-currency translation adjustments				(2,575)			(2,575)
Comprehensive income							56,168
Cash dividends ($.60 per share)						(15,050)	(15,050)
Stock options exercised	1,925		43				43
Treasury stock purchases					(24,024)		(24,024)
Balance, December 30, 2000	27,711,028	2,771	43	(8,964)	(66,814)	443,876	370,912
Net earnings						49,997	49,997
Cumulative foreign-currency translation adjustments				(1,950)			(1,950)
Comprehensive income							48,047
Cash dividends ($.61 per share)						(15,020)	(15,020)
Stock options exercised	163,235	16	3,323				3,339
Balance, December 29, 2001	27,874,263	2,787	3,366	(10,914)	(66,814)	478,853	407,278
Net earnings						43,799	43,799
Cumulative foreign-currency translation adjustments				8,788			8,788
Comprehensive income							52,587
Cash dividends ($.64 per share)						(20,091)	(20,091)
Stock options exercised	628,742	63	16,624				16,687
Treasury stock purchases					(3,361)		(3,361)
Other	441		13				13
Balance, December 28, 2002	28,503,446	$ 2,850	$20,003	$ (2,126)	$ (70,175)	$ 502,561	$ 453,113

The accompanying notes to consolidated financial statements are an integral part of these statements.

1 significant accounting policies

Significant accounting policies followed by Banta Corporation (the "Corporation") in maintaining financial records and preparing financial statements are:

BUSINESS

The Corporation provides a wide variety of print and print-related services to publishers of educational and general books, special-interest magazines, consumer and business catalogs, and direct marketing materials. The Corporation also offers supply-chain management services, digital services and single-use healthcare products. Customers, who are primarily located throughout the United States and Europe, are granted credit on an unsecured basis. No single customer accounted for more than 10% of consolidated sales during 2002, 2001, or 2000.

YEAR-END

The Corporation reports its results of operations on a 52/53 week year ending on the Saturday closest to December 31. Operations included 52 weeks in 2002, 2001 and 2000.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION

The Corporation recognizes revenue at the time products are shipped, risk of loss transfers or as services are performed. Most products are produced to customer specifications, therefore, the Corporation has no material amounts of finished goods inventory. The Corporation recognizes as revenue shipping and handling fees billed to customers and the corresponding cost is included in cost of goods sold.

FOREIGN CURRENCY TRANSLATION

For all subsidiaries outside the United States, with the exception of the Netherlands and Mexico operations, the Corporation uses the local currency as the functional currency. For those operations using a functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at weighted-average exchange rates. The resulting translation adjustments are recorded as a separate component of shareholders' investment. The Netherlands and Mexico operations use the U.S. dollar as the functional currency. Gains and losses from foreign currency transactions are included in net earnings.

CASH AND CASH EQUIVALENTS

The Corporation considers all highly liquid investments, with maturities of less than 90 days at the date of purchase, to be cash equivalents. The cost of these investments, which are considered as "available for sale" for financial reporting purposes, approximates fair value at December 28, 2002, and December 29, 2001. There were no realized gains or losses on these investments during 2002, 2001 and 2000.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables and accounts payable approximated fair value as of December 28, 2002, and December 29, 2001, due to the short maturities of these instruments. Based on the borrowing rates currently available to the Corporation for loans with similar terms and average maturities, the fair value of long-term debt as of December 28, 2002, and December 29, 2001, including current maturities, was estimated to be $153,769,000 and $176,047,000, respectively.

INVENTORIES

Inventories are stated at the lower of cost, using the first-in, first-out method, or market. Inventories include material, labor and manufacturing overhead. Inventories at December 28, 2002, and December 29, 2001, were as follows:

Dollars in thousands	2002	2001
Raw materials and supplies	$30,477	$38,432
Work-in-progress and finished goods	38,911	32,647
Inventories	$69,388	$71,079

PLANT AND EQUIPMENT

Plant and equipment are stated at cost and depreciated over the estimated useful life of the assets. Substantially all depreciation is computed using the straight-line method for financial reporting purposes. Accelerated depreciation methods are used for income tax reporting purposes. Leasehold improvements are amortized over the term of the leases on a straight-line basis. The range of useful lives for financial reporting is 15 to 30 years for buildings and improvements, and 3 to 10 years for machinery and equipment.

Plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

CAPITALIZED INTEREST

The Corporation capitalizes interest on major building and equipment installations and depreciates the amount over the lives of the related assets. Total interest incurred was $11,509,000 in 2002, $15,386,000 in 2001, and $17,919,000 in 2000 of which $166,000, $1,666,000 and $1,165,000 was capitalized in 2002, 2001 and 2000, respectively.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The Corporation capitalizes costs incurred to develop new software products upon determination that technological feasibility has been established for that product, whereas costs incurred prior to the establishment of technological feasibility are charged to expense. When the software product is available for general release to customers, capitalization ceases and such costs are amortized on a product-by-product basis over the estimated useful life of the software. At December 28, 2002, the Corporation determined that the capitalized software costs were not realizable based on the projected undiscounted cash flows of the related product. Accordingly, the unamortized balance at December 28, 2002, of $9,843,000 was written-off and is included in the asset impairment charge described in Note 11. The unamortized balance at December 29, 2001, of $11,058,000 was included in other assets.

GOODWILL

The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001. Under SFAS No. 142, goodwill is no longer amortized, but is reviewed for impairment on an annual basis. In connection with the adoption of SFAS No. 142, the Corporation completed the first step of the transitional goodwill impairment test, which requires the Corporation to compare the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. Based on this analysis, the Corporation concluded that no impairment existed at the time of adoption, and, accordingly, the Corporation did not recognize any transitional impairment loss.

The Corporation completed the annual impairment tests in the fourth quarter of 2002. This analysis is based on the comparison of the fair value of its reporting units to the carrying value of the net assets of the respective reporting units. Based on this analysis, the Corporation determined that goodwill for one of the reporting units was impaired and accordingly, the Corporation recognized a goodwill impairment charge in the fourth quarter of 2002 of $2,241,000. Accumulated amortization of goodwill totaled $17,920,000 as of December 29, 2001.

ENVIRONMENTAL COSTS

The Corporation accrues for losses associated with environmental obligations when such losses are probable and reasonably estimable. Costs of estimated future expenditures are not discounted to their present value. The accruals are adjusted as facts and circumstances change.

EARNINGS PER SHARE OF COMMON STOCK

Basic earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net earnings by the weighted average number of common shares and common equivalent shares, which relate entirely to the assumed exercise of stock options. Weighted average common shares for computation of basic earnings per share were 25,227,990; 24,659,129; and 24,955,750 in 2002, 2001 and 2000, respectively. Weighted average common and common equivalent shares for computation of diluted earnings per share were 25,565,826; 24,857,239; and 24,980,228, in 2002, 2001 and 2000, respectively.

The shares outstanding used to compute diluted earnings per share for 2002, 2001 and 2000 excluded outstanding options to purchase 196,000; 268,883; and 1,863,037 shares of common stock, respectively, with weighted-average exercise prices of $35.20, $26.64 and $24.75, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares and their inclusion in the computation would have been antidilutive.

STOCK-BASED COMPENSATION

The Corporation has one stock-based employee compensation plan (see Note 8). SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Corporation has chosen to continue applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its stock option plans. Accordingly, because the number of shares is fixed and the exercise price of the stock options equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

Had compensation cost been determined based upon the fair value at the grant date for awards under the plans based on the provisions of SFAS No. 123, the Corporation's pro forma net earnings and earnings per share would have been as follows:

Dollars in thousands, except per share amounts	2002	2001	2000
Net earnings:			
As reported	$43,799	$49,997	$58,743
Deduct: Total stock-based employee compensation expense determined under fair value-based method, net of tax	2,652	2,306	2,258
Pro forma	$41,147	$47,691	$56,485
Earnings per share:			
As reported:			
Basic	$ 1.74	$ 2.03	$ 2.35
Diluted	1.71	2.01	2.35
Pro forma:			
Basic	$ 1.63	$ 1.93	$ 2.26
Diluted	1.61	1.92	2.26

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 3.9%, 5.2% and 5.9%; expected dividend yields of 1.9%, 2.3% and 2.9%; expected lives of 6.0 years; expected volatility of 30%, 35% and 35%. The weighted average fair value of the options granted in 2002, 2001 and 2000 was $7.84, $6.77 and $5.12, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation enters into foreign currency forward exchange contracts to mitigate exposure related to receivables and payables denominated in foreign currencies. Those contracts are adjusted to fair value with the gain or loss reflected in operations. For each of the three years presented, the gain or loss recognized on these contracts was not material.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

During 2002, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," and SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure." SFAS No. 143 will become effective for the Corporation on January 1, 2003. Adoption of this statement is not expected to have a material impact on the Corporation's consolidated financial statements. The provisions of SFAS No. 144, which was adopted on December 30, 2001, were applied by the Corporation in the determination of certain components of the asset impairment charge described in Note 11. The Corporation will apply the provisions of SFAS No. 146, which is effective for exit or disposal activities initiated after December 31, 2002, to the restructuring described in Note 14. Effective December 28, 2002, the Corporation made the disclosures required under SFAS No. 148.

2 acquisitions and investments

During 2000, the Corporation acquired a minority equity interest of approximately 13% in Xyan.com Inc. ("Xyan.com"), a start-up Internet-enabled digital document solutions provider. In March 2001, Xyan.com filed for bankruptcy under Chapter 11 as a result of the inability to obtain additional financing for its continued operation, coupled with unfavorable operating results due to the economic downturn in its market. In response to Xyan.com's filing for bankruptcy, the Corporation wrote-off the cost of its minority interest in Xyan.com. This write-off resulted in a non-operating charge of $12.5 million ($7.5 million, after tax) in 2001.

In May 2000, the Corporation acquired Southeastern Color Graphics ("Southeastern") for approximately $11.5 million in cash plus the assumption of approximately $8.0 million in debt. Southeastern focuses on product niches that address the non-textbook print component requirements of elementary and high school markets. The purchase price plus the liabilities assumed exceeded the fair value of the tangible assets acquired by $6.3 million. The acquisition was accounted for as a purchase. The operating results of Southeastern have been included in the consolidated statements of earnings since the date of acquisition.

3 goodwill

Changes in the carrying amount of goodwill by segment during the year ended December 28, 2002, consist of the following (dollars in thousands):

	Printing	Supply-Chain Management	Healthcare	Total
Balance at December 29, 2001	$37,743	$4,444	$21,614	$63,801
Translation adjustments for goodwill denominated in foreign currencies		1,180		1,180
Impairment charge (see Note 1)	(2,241)			(2,241)
Balance at December 28, 2002	$ 35,502	$ 5,624	$ 21,614	$ 62,740

As required by SFAS No. 142, the results of operations for periods prior to its adoption have not been restated. The following table reconciles reported net earnings and earnings per share to pro forma net earnings and earnings per share that would have resulted for the years ended December 29, 2001, and December 30, 2000, if SFAS No. 142 had been adopted on January 2, 2000 (dollars in thousands, except per share amounts):

	2001	2000
Reported net earnings	$49,997	$58,743
Goodwill amortization	1,827	1,678
Pro forma net earnings	$51,824	$60,421
Basic earnings per share:		
Reported net earnings	$ 2.03	$ 2.35
Goodwill amortization	.07	.07
Pro forma basic earnings per share	$ 2.10	$ 2.42
Diluted earnings per share:		
Reported net earnings	$ 2.01	$ 2.35
Goodwill amortization	.07	.07
Pro forma diluted earnings per share	$ 2.08	$ 2.42

4 short-term debt

The Corporation generally obtains short-term financing through the issuance of commercial paper and borrowing against lines of credit with banks. At December 28, 2002, the Corporation had short-term credit facilities totaling $108 million. Of this total, $105 million represents credit facilities made available by three banks, which can be used to support both commercial paper and unsecured borrowings. The remaining $3 million is secured credit facilities denominated in Euros and Pounds Sterling, which can be used to finance the Corporation's European operations. At December 28, 2002, and December 29, 2001, the Corporation had no short-term borrowings outstanding. The Corporation did not have any short-term borrowings during 2002. The maximum short-term borrowings during 2001 totaled $55.2 million. The average outstanding borrowings during 2001 were $21.3 million at a weighted-average interest rate of 5.2%.

5 long-term debt

Long-term debt consists of the following:

Dollars in thousands	Maturities	2002	2001
Promissory Notes:			
8.05%	2003–2005	**$ 37,500**	$ 50,000
6.81%	2004–2010	**35,000**	35,000
7.98%	2003–2010	**17,857**	20,238
7.62%	2003–2009	**15,476**	17,857
7.38%	2005–2015	**15,000**	15,000
9.53%	2003–2005	**5,455**	7,273
Capital Lease Obligations at 8.75%	2003–2007	**710**	5,750
Industrial Revenue Bonds:			
Floating interest rate, approximating 80% of the prime rate	2003–2015	**3,000**	3,800
Fixed rate of interest at 7.5%	2002	**—**	120
Other fixed rates of interest, 6.0% to 9.4%	2003–2005	**868**	1,858
		130,866	156,896
Less current maturities		**(19,377)**	(25,915)
Long-term debt		**$111,489**	$130,981

Maturities of long-term debt during the next five years are: 2003, $19,377,000; 2004, $24,622,000; 2005, $25,747,000; 2006, $11,428,000; and 2007, $11,258,000.

The Promissory Notes contain various operating and financial covenants. The more restrictive of these covenants require that working capital be maintained at a minimum of $40,000,000, current assets be 150% of current liabilities and consolidated tangible net worth be not less than $125,000,000. Funded debt of up to 50% of the sum of consolidated tangible net worth and consolidated funded debt may be incurred without prior consent of the noteholders. The Corporation may incur short-term debt of up to 25% of consolidated tangible net worth at any time and is required to be free of all such obligations in excess of 12.5% of consolidated tangible net worth for 60 consecutive days each year. The agreements also contain limitations on leases and ratable security on certain types of liens. The Corporation was in compliance with all debt covenants at December 28, 2002.

One of the Promissory Notes restricts the payment of dividends. As of December 28, 2002, $105,818,000 of retained earnings was available for the payment of dividends under the most restrictive of such covenants.

6 contingencies

The Corporation is a defendant in an action commenced by the creditors' committee in the Xyan.com bankruptcy matter. The claim relates to transactions that occurred in 2001 in which the Corporation acquired certain assets from Xyan.com. The creditors' committee is currently seeking recovery of approximately $4 million to $6 million. The Corporation is also involved in litigation relating to its proposed acquisition of Singapore-based Mentor Media Ltd. (Mentor). The Corporation in June 2002 entered into agreements to acquire Mentor for approximately $70 million. The Corporation has filed an action in Singapore seeking to terminate these agreements based on misrepresentations and failure of conditions precedent. The Corporation believes that it has meritorious grounds in both cases to obtain results that are favorable to the Corporation. However, in the event that one or both cases were decided in a manner unfavorable to the Corporation, such result could adversely impact the Corporation's results of operations or financial condition.

In the ordinary course of its business, the Corporation is also involved in other litigation matters. Based on the Corporation's assessment of these matters and on the existing reserves provided for them, the Corporation does not believe that any of these matters, either individually or in the aggregate, will have a material adverse effect on its results of operations or financial condition.

7 capital stock

The Corporation's authorized capital consists of 300,000 shares of preferred stock ($10 par value) and 75 million shares of common stock ($.10 par value).

In prior years, the Board of Directors authorized a program for the repurchase by the Corporation of up to $210 million of its common stock. Through December 28, 2002, the Corporation has purchased 5,519,400 shares of its common stock under this authority at an aggregate cost of $129,517,000. Prior to the second quarter of 1999, all of the repurchased shares were canceled. Beginning April 4, 1999, the Corporation's repurchases of outstanding common stock are recorded as treasury stock. At December 28, 2002, the Corporation held 3,256,400 shares of its common stock in treasury. These shares may be reissued pursuant to the Corporation's stock option plans or for other purposes.

Pursuant to the Corporation's Shareholder Rights Plan, which was modified on November 5, 2001, one common stock purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Corporation's common stock at a price of $140 per share (equivalent to $70 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires 15% or more of the Corporation's common stock or announces a tender offer for 15% or more of the common stock. Upon the occurrence of certain events, including a person or group acquiring 15% or more of the Corporation's common stock, each right will entitle the holder to purchase, at the right's then-current exercise price, common stock of the Corporation or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice such exercise price. The rights may be redeemed by the Corporation at a price of $.001 per right at any time prior to the rights becoming exercisable or prior to their expiration in November 2011, subject to amendment.

8 stock options

At December 28, 2002, the Corporation had options outstanding or available for grant under two stock option plans – the 1995 Equity Incentive Plan and the 1991 Stock Option Plan, which has terminated except as to outstanding options. The 1995 Plan provides for the issuance of non-qualified and incentive stock options to officers and key employees at prices not less than the fair market value of the common stock on the date of the grant. Options granted under the 1991 Plan may be exercised up to five years after the date of the grant. Options granted under the 1995 Plan may be exercised up to ten years from the date of the grant. The plans include provisions that authorize options to be granted to non-employee Directors. At December 28, 2002, 1,503,965 shares of the Corporation's common stock were reserved for future stock option grants.

The following table summarizes activity under the stock option plans:

	Options	Price Range	Weighted Average Price
Outstanding at January 1, 2000	2,140,984	$19 – $31	$25
Granted	573,500	18 – 22	20
Exercised	(2,000)	21	21
Canceled or expired	(327,616)	21 – 28	26
Outstanding at December 30, 2000	2,384,868	18 – 31	23
Granted	775,500	26 – 28	28
Exercised	(278,523)	18 – 28	23
Canceled or expired	(75,668)	18 – 31	24
Outstanding at December 29, 2001	2,806,177	18 – 31	25
Granted	**755,500**	**29 – 37**	**35**
Exercised	**(744,776)**	**18 – 28**	**23**
Canceled or expired	**(81,666)**	**18 – 31**	**26**
Outstanding at December 28, 2002	**2,735,235**	**$ 18 – $37**	**$28**

Of the options outstanding at December 28, 2002, 1,381,607 were exercisable at prices ranging from $18 to $37, at a weighted average price of $25. The balance of the options become exercisable at various times through 2005.

During 2002, 2001 and 2000, 116,034; 115,288; and 75 shares, respectively, were submitted to the Corporation in partial payment for stock option exercises and to offset income tax liabilities. The Corporation canceled these shares.

9 operating leases

The Corporation leases certain manufacturing facilities, warehouses, office space, office equipment, automobiles and trucks. Annual rentals amounted to $22,824,000, $22,339,000 and $18,733,000 in 2002, 2001 and 2000, respectively. Minimum rental commitments for the years 2003 through 2007 aggregate $18,234,000, $15,480,000, $12,148,000, $9,717,000 and $8,405,000, respectively, and $29,438,000, thereafter.

As the result of a restructuring in 1999 and business decisions in subsequent years, the Corporation is obligated for lease payments for three facilities that are no longer in use. The expected costs of future lease and real estate tax payments, less any expected sub-lease income, have been included in the consolidated balance sheets and total $8,937,000 at December 28, 2002. Estimated commitments for the years 2003 through 2007 aggregate $1,492,000, $2,181,000, $2,151,000, $1,753,000 and $1,360,000, respectively.

10 employee benefit plans

The Corporation and its unions have two pension plans covering substantially all employees. The plans are non-contributory and benefits are based on an employee's years of service and earnings. The Corporation makes contributions to the qualified plans each year, at least equal to the minimum required contributions as defined by the Employee Retirement Income Security Act (ERISA) of 1974. The Corporation also maintains a non-qualified supplemental retirement plan, which is not funded.

The Corporation and its subsidiaries also provide non-contractual limited healthcare benefits for certain retired employees. The program provides for defined initial contributions by the Corporation toward the cost of postretirement healthcare coverage. The balance of the cost is borne by the retirees. The program provides that increases in the Corporation's contribution toward coverage will not exceed 4% per year. Due to the terms of the Corporation's postretirement healthcare program, assumed healthcare cost rate trends do not materially affect the Corporation's costs.

Net periodic pension and postretirement benefit costs for the Corporation-sponsored plans, were as follows:

	Pension Benefits			Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Service cost-benefits earned during the year	**$ 6,437**	$ 6,042	$ 5,431	**$ 650**	$1,141	$ 990
Interest cost on projected benefit obligation	**7,705**	7,349	6,897	**697**	1,032	879
Expected return on plan assets	**(10,972)**	(10,814)	(10,027)	**—**	—	—
Amortization of prior service cost	**267**	448	448	**26**	26	26
Amortization of transition obligation (asset)	**(207)**	(346)	(394)	**255**	255	255
Amortization of net gain	**(1,041)**	(1,014)	(1,068)	**(308)**	—	(29)
Net pension and other benefits expense	**$ 2,189**	$ 1,665	$ 1,287	**$1,320**	$2,454	$2,121

Significant assumptions used in determining net pension and postretirement benefits expense for the Corporation's plans are as follows:

	Pension Benefits			Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Discount rate	**7.25%**	7.50%	7.75%	**7.25%**	7.50%	7.75%
Expected rate of increase in compensation	**4.0**	4.0	4.0	**—**	—	—
Expected long-term rate of return on plan assets	**9.0**	9.5	9.5	**—**	—	—

All of the Corporation's pension plans, except the supplemental retirement plan, have assets in excess of the accumulated benefit obligation. The projected benefit obligation and accumulated benefit obligation for the supplemental retirement plan were $11,063,000 and $7,605,000 in 2002, respectively, and $11,715,000 and $8,873,000 in 2001, respectively. Plan assets for the qualified plans include commingled funds, marketable equity securities, and corporate and government debt securities. The following table presents a reconciliation of the funded status of the plans using an assumed discount rate of 6.75% at December 28, 2002, and 7.25% at December 29, 2001:

	Pension Benefits		Postretirement Benefits	
Dollars in thousands	**2002**	2001	**2002**	2001
Change in benefit obligation:				
Benefit obligation at beginning of year	**$113,113**	$103,419	**$16,438**	$13,606
Service cost	**6,437**	6,042	**650**	1,141
Interest cost	**7,705**	7,349	**697**	1,032
Change in assumptions	**5,766**	763	**(5,572)**	1,104
Participants' contributions	**—**	—	**490**	442
Plan amendments	**(34)**	—	**—**	—
Benefits paid	**(4,807)**	(4,460)	**(1,085)**	(887)
Benefit obligations at end of year	**128,180**	113,113	**11,618**	16,438
Change in plan assets:				
Fair value of plan assets at beginning of year	**109,354**	116,528	**—**	—
Actual return on plan assets	**(14,850)**	(3,072)	**—**	—
Employer contributions	**11,963**	358	**595**	445
Participants' contributions	**—**	—	**490**	442
Benefits paid	**(4,807)**	(4,460)	**(1,085)**	(887)
Fair value of plan assets at end of year	**101,660**	109,354	**—**	—
Plan assets less than benefit obligation	**26,520**	3,759	**11,618**	16,438
Unrecognized net actuarial gain (loss)	**(24,877)**	7,753	**5,266**	2
Unrecognized prior-service cost	**(1,576)**	(1,877)	**(376)**	(402)
Unrecognized net asset (obligation)	**—**	207	**(2,545)**	(2,800)
Adjustment required to recognize minimum liability	**—**	1,200	**—**	—
Accrued pension and postretirement benefit cost (included in other non-current liabilities)	**$ 67**	$ 11,042	**$13,963**	$13,238

Approximately 28% of the Corporation's non-salaried employees are covered by multi-employer union-sponsored, collectively bargained defined benefit pension plans. Pension expense includes $2,453,000, $2,406,000 and $2,406,000 in 2002, 2001 and 2000, respectively, attributable to the multi-employer plans. These costs are determined in accordance with the provisions of negotiated labor contracts.

The Corporation has established an Incentive Savings Plan (401k) for substantially all of its non-bargaining unit employees. Employee contributions are partially matched by the Corporation in accordance with criteria set forth in the plan. Matching contributions charged to earnings for 2002, 2001 and 2000 were $3,023,000, $2,779,000 and $2,863,000, respectively.

11 asset impairment charge

In the fourth quarter of 2002, the Corporation recorded a non-cash asset impairment charge of $26.8 million ($16.4 million, after tax). The impairment charge included a reduction in the asset carrying value of the Corporation's digital content management software product of $9.8 million based on an analysis of future cash flow projections for the product. The charge also included a $7.4 million write-off of the investment in and advances to Banta G. Imagen S. de R. L. de C.V., a Mexican joint venture based in Queretaro, Mexico. The 50% equity interest was acquired in July of 1999. Recent market conditions have significantly reduced sales and profitability for this venture, and the Corporation has decided to no longer support the operating needs of the joint venture. The remaining components of the impairment charge include a $3.9 million reduction in the carrying value of assets held for sale in the print sector, a $2.2 million goodwill impairment charge and updated assessments on other long-lived assets.

12 income taxes

The provision for income taxes consists of the following:

Dollars in thousands	2002	2001	2000
Current:			
Federal	**$28,744**	$26,853	$24,881
State	**4,390**	5,226	6,577
Foreign	**3,318**	3,235	2,225
	36,452	35,314	33,683
Deferred	**(8,450)**	(3,114)	4,217
Provision for income taxes	**$28,002**	$32,200	$37,900

Below is a reconciliation of the statutory federal income tax rate and the effective income tax rate:

	2002	2001	2000
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Foreign income tax rate differential	**(3.9)**	(4.1)	(1.5)
State and local income taxes, less applicable federal tax benefit	**4.5**	4.5	4.7
Amortization of nondeductible goodwill	**—**	0.6	0.5
Other, net	**3.4**	3.2	0.5
Effective income tax rate	**39.0%**	39.2%	39.2%

Temporary differences that give rise to the deferred tax assets and liabilities at December 28, 2002, and December 29, 2001, are as follows:

Dollars in thousands	2002	2001
Net current deferred tax assets:		
Vacation accrual	**$ 3,920**	$ 3,615
Other accrued liabilities	**9,803**	8,207
Reserve for uncollectible accounts	**1,962**	2,510
Other	**1,522**	1,826
Net current deferred tax assets	**$ 17,207**	$ 16,158
Net long-term deferred tax liabilities:		
Accelerated depreciation	**$(23,522)**	$(28,010)
Deductible goodwill amortization	**(2,160)**	(1,512)
Accrued pension cost	**714**	4,426
Accrued postretirement benefit cost	**5,731**	5,423
Deferred compensation	**3,413**	3,179
Other	**2,145**	(4,586)
Net long-term deferred tax liabilities	**$(13,679)**	$(21,080)

No United States deferred taxes have been provided on the undistributed foreign subsidiary earnings which aggregated $50,615,000 at December 28, 2002, and are considered permanently invested.

The non-United States component of income before income taxes was $17,571,000, $20,996,000 and $10,260,000 in 2002, 2001 and 2000, respectively.

13 segment information

The Corporation operates in two primary business segments, print and supply-chain management, with other business operations in healthcare products. The print segment provides a comprehensive combination of printing and digital imaging solutions to leading publishers and direct marketers, including catalogs, publications, product brochures, literature management, educational materials and e-business services. The supply-chain management segment provides a wide range of outsourcing capabilities to some of the world's largest technology, pharmaceutical and medical device companies. Services range from component procurement, product assembly and packaging to inventory control and global distribution. In addition to its primary segments, the Corporation's healthcare business produces and sources disposable products used in outpatient clinics, dental offices and hospitals.

These operations are strategic business units that service different markets and offer different products and services. The accounting policies of the segments are the same as those described in Note 1 Significant Accounting Policies. The Corporation evaluates performance based on earnings from operations. Summarized segment data for 2002, 2001 and 2000 are as follows:

Dollars in thousands	2002	2001	2000
Net sales			
Printing	$ 977,282	$1,009,047	$1,100,213
Supply-chain management	292,582	345,865	335,772
Healthcare	96,593	103,023	101,744
Total	$1,366,457	$1,457,935	$1,537,729
Depreciation and amortization			
Printing	$ 59,133	$ 59,447	$ 60,942
Supply-chain management	14,066	9,732	8,379
Healthcare	3,725	4,749	4,688
Total[1]	$ 76,924	$ 73,928	$ 74,009
Earnings from operations			
Printing	$ 88,033	$ 93,778	$ 106,196
Supply-chain management	27,754	24,683	20,698
Healthcare	10,254	9,549	7,243
Total[1]	$ 126,041	$ 128,010	$ 134,137
Total assets			
Printing	$ 501,553	$ 530,769	$ 604,454
Supply-chain management	141,920	151,867	163,046
Healthcare	56,848	66,596	74,054
Total[1]	$ 700,321	$ 749,232	$ 841,554
Capital expenditures			
Printing	$ 20,625	$ 41,146	$ 65,264
Supply-chain management	4,640	5,933	11,421
Healthcare	427	1,616	1,430
Total[1]	$ 25,692	$ 48,695	$ 78,115

[1] Difference between segment total and the total included in the consolidated financial statements are unallocated corporate headquarter amounts.

The following table presents a reconciliation of certain segment information to the totals contained in the consolidated financial statements:

Dollars in thousands	2002	2001	2000
Earnings from operations:			
Reportable segment earnings	$126,041	$128,010	$134,137
Unallocated corporate expenses	(17,598)	(19,601)	(19,344)
Asset impairment charge	(26,800)	—	—
Interest expense	(11,343)	(13,720)	(16,754)
Write-off of investment	—	(12,500)	—
Other income (expense)	1,501	8	(1,396)
Earnings before income taxes	$ 71,801	$ 82,197	$ 96,643
Total assets:			
Reportable segment assets	$700,321	$749,232	$841,554
Intergroup receivable elimination	(206)	(330)	(378)
Unallocated corporate assets	105,149	39,144	13,348
Total assets	$805,264	$788,046	$854,524

Summarized geographic data for the Corporation's operations for 2002, 2001 and 2000 are as follows (net sales are attributed to countries primarily based on location of operation):

Dollars in thousands	2002	2001	2000
Net sales:			
United States	$1,161,287	$1,244,783	$1,358,233
Ireland	107,871	105,368	89,467
Other foreign countries	97,299	107,784	90,029
	$1,366,457	$1,457,935	$1,537,729
Assets:			
United States	$ 665,462	$ 678,322	$ 758,512
Ireland	83,306	71,240	50,705
Other foreign countries	56,496	38,484	45,307
	$ 805,264	$ 788,046	$ 854,524

14 subsequent event

On January 28, 2003, the Corporation announced a restructuring involving its consumer catalog business and a realignment of operating activities within its supply-chain management segment. The plan, which will be implemented in 2003, will consolidate certain operations, leverage existing capacity, improve efficiencies and reduce costs. The plan will involve a pre-tax charge totaling $15 million to $18 million, the majority of which is expected in the second and third quarters of 2003.

UNAUDITED QUARTERLY FINANCIAL INFORMATION

The following table presents financial information by quarter for the years 2002 and 2001.

	Quarter Ended March		Quarter Ended June		Quarter Ended September		Quarter Ended December	
Dollars in thousands (except per share data)	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net sales	**$332,773**	$372,777	**$333,457**	$337,396	**$352,076**	$376,615	**$348,151**	$371,147
Gross earnings	**68,892**	67,396	**73,620**	71,940	**82,050**	78,444	**78,927**	80,333
Net earnings	**10,488**	2,632[1]	**13,380**	12,471	**19,539**	18,748	**392**[2]	16,146
Basic earnings per share	**.42**	.11[1]	**.53**	.51	**.77**	.76	**.02**[2]	.65
Diluted earnings per share	**.41**	.11[1]	**.52**	.50	**.76**	.75	**.02**[2]	.65

[1]First quarter 2001 results of operations include a non-cash write-off of the investment in XYAN.com of $7.5 million, after tax ($.30 per common share).
[2]Fourth quarter 2002 results of operations include an asset impairment charge of $16.3 million, after tax ($.64 per common share).

DIVIDEND RECORD AND MARKET PRICES

Per Share of Common Stock	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Entire Year
2002 dividends paid	**$ .16**	**$ .16**	**$ .16**	**$ .16**	**$ .64**
Price range:					
High	**$ 35.38**	**$ 38.91**	**$ 37.54**	**$ 35.90**	**$ 38.91**
Low	**29.45**	**32.35**	**29.48**	**29.30**	**29.30**
2001 dividends paid	$ .15	$ .15	$ .15	$ .16	$ .61
Price range:					
High	$27.39	$ 29.68	$30.92	$ 30.23	$30.92
Low	22.93	24.43	25.31	26.80	22.93

The stock prices listed above are the high and low trades. As of January 27, 2003, the Corporation had 1,812 shareholders of record.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

to the shareholders of Banta Corporation:

We have audited the accompanying consolidated balance sheet of Banta Corporation (the Corporation) as of December 28, 2002, and the related consolidated statements of earnings, shareholders' investment and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Corporation as of December 29, 2001 and for each of the two fiscal years in the period then ended were audited by other auditors who have ceased operations and whose report dated January 28, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Corporation at December 28, 2002, and the consolidated results of its operations and its cash flows for the fiscal year ended December 28, 2002,in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Corporation changed its method of accounting for goodwill effective December 30, 2001.

As discussed above, the financial statements of the Corporation as of December 29, 2001, and for each of the two fiscal years in the period then ended were audited by other auditors who have ceased operations. As described in Note 3, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142 *Goodwill and Other Intangible Assets,* which was adopted by the Corporation as of December 30, 2001. Our audit procedures with respect to the disclosures in Note 3 with respect to fiscal 2001 and 2000 included (a) agreeing the previously reported net earnings to the previously issued financial statements and the adjustments to reported net earnings representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Corporation's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of pro forma net earnings to reported net earnings, and the related earnings-per-share amounts. In our opinion, the disclosures for fiscal 2001 and 2000 in Note 3 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the fiscal 2001 and 2000 financial statements of the Corporation other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the fiscal 2001 and 2000 financial statements taken as a whole.

Ernst & Young LLP
Milwaukee, Wisconsin
January 27, 2003

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Consolidated Financial Statements and other financial references appearing in this Annual Report were prepared by management in conformity with accounting principles generally accepted in the United States. Where acceptable alternative accounting principles exist, as described in Note 1 of the Notes to the Consolidated Financial Statements, management uses its best judgment in selecting those principles that reflect fairly the financial position and results of operations of the Corporation. The accounting records and systems of internal control are designed to reflect the transactions of the Corporation in accordance with established policies and procedures. Financial and operational reviews are undertaken by management to provide assurance that the books and records properly reflect transactions authorized by the Corporation.

The Consolidated Financial Statements as of December 28, 2002, and for the year then ended appearing in this Annual Report have been audited by Ernst & Young LLP. The financial statements of the Corporation as of December 29, 2001, and for each of the two years in the period then ended were audited by Arthur Andersen LLP. These audits were conducted in accordance with auditing standards generally accepted in the United States and provide an independent review of those management responsibilities that relate to the preparation of this Annual Report.

The Audit Committee of the Board of Directors, comprised of directors who are not officers or employees, reviews the financial and accounting reports of the Corporation, including a review and discussion of the principles and procedures used by management in preparation of the financial statements. The independent auditors have full and free access to the Audit Committee and meet with it to review the results of the audit engagement, the preparation of the Annual Report, and to discuss auditing and financial reporting matters.

BOARD OF DIRECTORS

JAMESON ADKINS BAXTER[2,3] is President of Baxter Associates Inc., a management consulting and private investment firm in Palatine, IL. From 1974 to 1986, she was Vice President of First Boston Corporation. Mrs. Baxter has been a director since 1991.

DONALD D. BELCHER is Chairman of the Board of Banta Corporation. He joined Banta in 1994 as President and Chief Operating Officer, and became Chairman and Chief Executive Officer in 1995. Mr. Belcher previously served in various executive management positions with Avery Dennison Corporation, Pasadena, CA. He was Senior Group Vice President from 1990 to 1994; Group Vice President, Converted Products, 1982 to 1990; and Group Vice President, Europe, 1978 to 1982. Mr. Belcher has been a Director since 1994.

JOHN F. BERGSTROM[2] is Chairman and Chief Executive Officer of Bergstrom Corporation, Neenah, WI. He has served in that capacity since 1974 when he co-founded the Corporation, which today comprises businesses in three primary areas: automobile sales and service, credit life insurance, and automotive fleet leasing. Mr. Bergstrom has been a director since 1998.

URSULA M. BURNS[2] is Senior Vice President of Xerox Corporation and President, Business Group Operations, Rochester, NY. She joined Xerox in 1980 with a mechanical engineering degree. Ms. Burns' appointments have included President of the Xerox Document Systems and Solutions Group in October 2001; Senior Vice President, Corporate Strategic Services, Worldwide Business Services in 2000; and Vice President/General Manager, Departmental Business Unit in 1997. She has been a director since 2002.

HENRY T. DENERO[1,3] is the former Chairman and Chief Executive Officer of HomeSpace, Inc., an Internet and homeowner services provider. From 1995 to 1998 he was Executive Vice President of First Data Corporation, Denver, CO. From 1992 to 1994 he was Vice Chairman and Chief Financial Officer of Dayton Hudson Corporation. He also served as a director of McKinsey & Company, a management consulting firm. Mr. DeNero has been a director since 1996.

RICHARD L. GUNDERSON[1,3] is a private investor and retired Chairman of Aid Association for Lutherans, Appleton, WI. From 1987 to 1996 he was President and Chief Executive Officer of Aid Association for Lutherans. Before that, he served as President and Chief Executive Officer of Western Life Insurance Company. Mr. Gunderson in a Chartered Financial Analyst (CFA) and has been a director since 1995.

RAY C. RICHELSEN[1,2] is the retired Executive Vice President of 3M's Transportation, Graphics and Safety Markets, St. Paul, MN. He joined 3M in 1963 as a project engineer, advancing through several positions before becoming Manufacturing Director, 3M Europe, in 1980. Mr. Richelsen was named Executive Director, International Manufacturing in 1982; Division Vice President/General Manager, Traffic Controls Materials in 1984; and Managing Director, 3M France in 1987. He then served as Group Vice President for three different 3M groups before assuming the position from which he retired in 1998. Mr. Richelsen has been a director since 1998.

STEPHANIE A. STREETER is President and Chief Executive Officer of Banta Corporation. She joined Banta in January 2001 as President and Chief Operating Officer, having previously been Chief Operating Officer of idealab!, Pasadena, CA. Ms. Streeter served in various executive management positions with Avery Dennison Corporation beginning in 1985, and was Group Vice President, Worldwide Office Products from 1996 to 2000. She has been a director since July 2001.

MICHAEL J. WINKLER[3] is Executive Vice President and Chief Marketing Officer, Hewlett-Packard Company, Houston, TX, having served as an executive with Compaq Computer Corporation from 1995 to 2002. He was Vice President and General Manager of Toshiba America Information Systems Inc. from 1991 to 1995. Before that, Mr. Winkler served as Vice President of Worldwide Marketing, Printing Systems with Xerox Corporation. Mr. Winkler has been a director since 1996.

[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Nominating and Corporate Governance Committee

SENIOR MANAGEMENT

corporate officers

DONALD D. BELCHER
Chairman of the Board

STEPHANIE A. STREETER
President and Chief Executive Officer

GERALD A. HENSELER
Executive Vice President and
Chief Financial Officer

RONALD D. KNEEZEL
Vice President, General Counsel and Secretary

DENNIS J. MEYER
Vice President, Marketing and Planning

FRANK W. RUDOLPH
Vice President, Human Resources

operating executives

RONALD J. MUSIL
Executive Vice President

PATRICK G. KEOHANE
President, Banta Global Turnkey Group

TERRY J. MARGOLIS
President, Banta Healthcare Group

LARRY L. PANOZZO
President, Banta Print Sector

JAMES M. CYZE
President, Banta
Direct Marketing Group

PETER R. HANSON
President, Banta
Publications Group

WILLIAM J. HEPLER
President, Banta Catalog Group

ROBERT A. KREIDER
President, Banta Book Group

GORDON A. RULE
Executive Vice President of
Print Operations

ADDIS T. HILLIKER
Vice President, Corporate
Supply-Chain Management

BANTA WORLDWIDE OPERATIONS

print sector

BANTA BOOK GROUP
Appleton, WI
Atlanta, GA
Cambridge, MA
Eden Prairie, MN
Green Bay, WI
Harrisonburg, VA
Johnson City, TN
Kaukauna, WI
Kent, WA
Lancaster, PA
Menasha, WI
Milwaukee, WI
Oakdale, MN
Schaumburg, IL
Spanish Fork, UT

BANTA CATALOG GROUP
Minneapolis, MN
St. Paul, MN

BANTA DIRECT MARKETING GROUP
Chanhassen, MN
Danbury, CT
Elk Grove Village, IL

BANTA PUBLICATIONS GROUP
Greenfield, OH
Liberty, MO
Long Prairie, MN

supply-chain management sector

BANTA GLOBAL TURNKEY GROUP
Fremont, CA
Houston, TX
Plover, WI
Apeldoorn, Netherlands
Cork, Ireland
Debrecen, Hungary
Dublin, Ireland
Edinburgh, Scotland
Guadalajara, Mexico
Limerick, Ireland
Penang, Malaysia
Singapore

healthcare products

BANTA HEALTHCARE GROUP
Neenah, WI
Rialto, CA
Hong Kong



online information

For more information on Banta Corporation, including copies of its latest news releases, visit the company's Internet site at www.banta.com.

legal counsel

Foley & Lardner, Milwaukee, WI

auditors

Ernst & Young LLP, Milwaukee, WI

annual meeting

The Annual Meeting of Shareholders will begin at 2 p.m. Central time on Tuesday, April 29, 2003, at the Fox Cities Performing Arts Center, Kimberly-Clark Theater, 400 West College Ave., Appleton, WI.

form 10-k

Copies of the Form 10-K filed with the Securities and Exchange Commission can be obtained by writing: Ronald D. Kneezel, Vice President, General Counsel and Secretary, Banta Corporation, P.O. Box 8003, Menasha, WI 54952-8003.

transfer agent

American Stock Transfer & Trust Company, New York, NY

dividend reinvestment and stock purchase plan

A common stock Dividend Reinvestment and Stock Purchase Plan is available to employees and shareholders of record from the Corporation's transfer agent, American Stock Transfer & Trust Company. Dividends and optional cash investments are used to buy common shares at market value in accordance with the Plan. For information, please contact:

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
Shareholder Services: 1-800-937-5449
Dividend Reinvestment: 1-800-278-4353

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:
This annual report includes forward-looking statements. Statements that describe future expectations, including revenue and earnings projections, plans, results or strategies, are considered forward-looking. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors that could affect actual results include, among others, changes in customers' order patterns or demand for the corporation's products and services, changes in raw material costs and availability, unanticipated changes in operating expenses, unanticipated production difficulties, unexpected results relating to the corporation's ongoing litigation matters, changes in the pattern of outsourcing supply-chain management functions by customers, unanticipated issues related to the restructurings in the catalog and supply-chain management businesses and expected cost savings related thereto, and any unanticipated delay in the economic recovery. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The forward-looking statements included herein are made as of the date hereof, and Banta undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

2002 Annual Report Production
Electronic prepress, printing and binding by Banta Direct Marketing–Minneapolis

BANTA CORPORATION

225 Main Street
Box 8003
Menasha, WI 54952-8003